          9151 Boulevard 26
          North Richland Hills, TX 76180
August 7, 2006
Transmitted Via EDGAR: CORRESP
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HealthMarkets, Inc. Form 10-K for the Fiscal year ended December 31, 2005 Filed March 14, 2006 File No. 001-14953
Dear Mr. Rosenberg:
     Reference is made to the letter, dated June 19, 2006, in which you transmitted the comments of the staff of the Division of Corporation Finance with respect to the above filing (the “Staff Comment Letter”). This letter is submitted on behalf of HealthMarkets, Inc. (“HealthMarkets” or the “Company”) in response to the Staff Comment Letter.
     We acknowledge that any information provided to the Staff of the Division of Corporation Finance in response to comments, or supplementally, may be given to the Division of Enforcement. In addition, this will confirm our acknowledgement that the adequacy and accuracy of the disclosure in the Company’s filings made under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, are the responsibility of the Company. The Company acknowledges that the comments of the Staff or changes in responses to the comments of the Staff in the proposed disclosure on the Company’s Annual Report on Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that the Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.
     The paragraph numbers below correspond to the comments submitted in the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in boldface type in this letter, and our responses follow immediately.
Item 7. Management’s Discussion and Analysis of Financial Condition and ..., page 25
Critical Accounting Policies and Estimates, page 51
Claims Liabilities, page 51
1.	We believe your disclosure regarding claims liabilities could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand: (1) management’s process for establishing the estimate, (2) the reasons for changes in the historical estimate, (3) whether and to what extent management has adjusted their assumptions used in the most recent

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

estimate for trends or other factors identified from past experience, and (4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these objectives in mind in drafting your responses to the comments listed below. Please provide to us, in disclosure-type format, the following for each line of business.
a.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately for each line of business.
     The developmental method used by the Company to estimate most of its claim liabilities (which is defined more fully in the response to question 3) produces a single estimate of reserves for both in course of settlement (ICOS) and incurred but not reported (IBNR) claims on an integrated basis. A separate IBNR or ICOS reserve is estimated by allocating a portion of the combined reserve based on historical payment patterns. Using this approach, IBNR percentages have been determined by business segment to produce the table below in disclosure-type format.
     Following is a summary of the incurred but not reported claim liability by business unit at each of December 31, 2005, 2004, and 2003:

	At December 31,
	2005	2004	2003
	(In thousands)
Self Employed Agency Division	$368,556	$416,299	$366,696
Student Insurance Division	59,957	79,766	73,431
Star HRG Division	15,852	15,286	15,681
Life Insurance Division	4,725	5,546	5,813
Other Insurance	16,007	4,936	60

Subtotal	465,097	521,833	461,681
Reinsurance recoverable	7,971	8,589	8,494

Total IBNR claim liability	473,068	530,422	470,175
ICOS claim liability	80,904	88,946	101,364
Reinsurance recoverable	4,134	3,219	3,934
Total ICOS claim liability	85,038	92,165	105,298

Total claim liability	$558,106	$662,587	$575,473

Percent of IBNR to Total	85%	85%	82%
     Since the Company does not separately estimate IBNR and ICOS liabilities and most of the variability of the Company’s results have been related to a single business segment (i.e., the Company’s SEA Division), the revised disclosures included in our responses below regarding claim liability estimates in the most recent incurral months are expected be more helpful to the reader than the table above. In future filings, the Company will include a disclosure substantially similar to the paragraph set forth below:
     The developmental method used by the Company to estimate most of its claim liabilities produces a single estimate of reserves for both in course of settlement (ICOS) and incurred but not reported (IBNR) claims on an integrated basis. Since the IBNR portion of the claim liability represents claims that have not been reported to the Company, this portion of the liability is inherently more imprecise and difficult to estimate than other liabilities. Approximately 82-85% of the Company’s claim liabilities are for IBNR claims.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

b.	You disclose that, to the extent not already reflected in the actuarial analyses, you also consider qualitative factors that may affect the ultimate benefit levels to determine your best estimate of the claims liability. As such, please describe each of these factors and quantify the extent to which each factor contributed to the difference between the claims liability recognized and the single best estimate claim liability developed using actuarial principles and assumptions.
     We acknowledge that the Company’s disclosure regarding qualitative factors that may affect the ultimate benefit levels and their consideration in reaching the Company’s estimate of the claims liability needs to be clarified. Various factors are incorporated into the claim liability estimate developed using actuarial principles and assumptions. The assumptions are determined after careful analysis of information from a number of sources, including internal data, industry information, and information from Company personnel and management. The claims liability recognized in the Company’s financial statements is the estimated claim liability developed using actuarial principles and assumptions. As such, the Company will revise its disclosure in future filings to clarify that there is no difference between the claims liability recognized for financial reporting purposes and the estimated claim liability developed by the actuaries using actuarial principles and assumptions. In particular, in future filings the Company will include a revised disclosure substantially similar to the paragraph set forth below:
     The Company establishes liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported under health and life insurance contracts. Consistent with overall company philosophy, the claim liability estimate recorded is expected to be adequate under reasonably likely circumstances. The claims liability recognized in the Company’s financial statements is the estimated claim liability developed using actuarial principles and assumptions that consider a number of items as appropriate, including but not limited to historical and current claim payment patterns, pending claim levels, product variations, and exposure levels. The Company does not develop ranges in the setting of the claims liability reported in the financial statements.
c.	Please identify and describe those key assumptions that materially affect the estimate of your claims liabilities. In addition, please discuss the following:
i.	For each of your key assumptions, quantify and explain what caused them to change historically over the periods presented. In this regard, there appears to have been significant favorable development that has not been sufficiently discussed by your existing disclosures, despite comment two in our February 3, 2004 letter. For example, on page F-31, you disclose that there was favorable experience in 2005 for the SEA division, excluding the impact of what you describe as refinements, of $80.5 million but you appear to only attribute that favorable experience to actual claim payment experience being more favorable than originally estimated. In addition, it did not appear that you provided any reason for $43.9 million and $36.3 million of the favorable experience for the SEA division during 2004 and 2003, respectively. As you disclosed that these amounts represented 16.3%, 9.6% and 10.0%, respectively, of the total claim liabilities previously recognized and as they appear to have materially affected your results of operations, this disclosure appears warranted.

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

     While the Company uses the developmental method to estimate its claim liabilities, for the most recent incurral months there is not sufficient paid claims data to produce a reliable reserve estimate using completion factors alone. Instead, to estimate the ultimate claims for the most recent incurral months the Company uses a combination of paid claims, the level of claims assumed in the establishment of premium rates, and prior experience. This estimate for the most recent incurral months relies on actuarial assumptions with regard to anticipated experience, taking into account a number of items as appropriate, including but not limited to historical and current claim payment patterns, product variations, the timely implementation of appropriate rate increases, and changes in the mix of business. These items may be addressed in different ways, including the determination that certain factors may not materially influence the ultimate level of the liabilities. For example, the SEA Division addresses changes in the mix of business by producing separate claim liability estimates for each of its major products, with completion factors computed separately for different product types.
     Over time, as the paid claims data for these most recent incurral months becomes more complete, the developmental method replaces anticipated experience with actual experience as it develops, resulting in an ongoing re-estimation of the claims liability. Accordingly, changes in estimate occur as the result of replacing the liability estimates for anticipated experience (which rely heavily upon actuarial assumptions) with estimates based more and more on actual results. In future filings, the Company will include revised disclosure regarding claim liability development experience at the SEA Division. Such disclosure will appear immediately following the table summarizing claim liability development experience by segment and will be substantially similar to the paragraphs set forth below. Note that additional disclosures included in the response to question 3 below would appear before these paragraphs, and are not repeated here.
     Impact on SEA Division. As indicated in the table above, incurred losses developed at the SEA Division in amounts less than originally anticipated due to better-than-expected experience on the health business in the SEA Division in each of 2005, 2004, and 2003. For the SEA Division, the (favorable) unfavorable claims liability development experience in the prior year’s reserve for each of the years ended December 31, 2005, 2004, and 2003 is set forth in the table below by source:

	Year ended December 31,
	2005	2004	2003
	(In thousands)
Development in the most recent incurral months	$(72,728)	$(42,947)	$(31,781)
Development in completion factors	(21,095)	(7,664)	(2,127)
Development in large claim reserve	(8,455)	(5,425)	(6,401)
Development in reserves for regulatory and legal matters	(6,971)	18,906	(1,087)
Change in estimate for ACE rider	(7,613)	—	—
Other change in estimate as disclosed in 10-K for corresponding year	—	(47,794)	(17,769)
Other	(4,500)	(6,796)	5,156

Total (redundancy) inadequacy	$(121,362)	$(91,720)	$(54,009)

     From the table it is apparent that considerable redundancies in each year are associated with the estimate of claim liabilities for the most recent incurral months. For these incurral months where the Company has limited data, estimates are based primarily on anticipated experience

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

taking into account the impact of the Company’s rate changes relative to expected medical trend. Since late 2003, the Company has severely reduced the level of rate increases on its underlying scheduled health insurance coverage in response to experience that has been more favorable than was assumed in the establishment of the premium rates. This favorable experience first appeared in incurred months in the latter half of 2002, which with hindsight proved to be much more favorable than prior experience would have suggested. At the end of 2003 and again at the end of 2004, there appeared to be evidence that loss ratios on these products were increasing again toward the anticipated levels, though hindsight eventually showed that much of this deterioration was the result of the redundancy that had developed in the completion factors, which were adjusted in the third quarter of 2005. Accordingly, the estimated claim liabilities assumed experience had deteriorated as medical trend rates exceeded actual rate increases. In hindsight, actual results were unusually favorable in each case. In the third quarter of 2005, claim liability estimates were adjusted to reflect this unusually favorable experience.
     The total favorable claims liability development experience for 2005 in the amount of $121.4 million represented 24.6% of total claim liabilities established for the SEA Division at December 31, 2004. The favorable claims liability development experience in 2005 reflected a benefit of $33.3 million recorded in the third quarter of 2005 attributable to a refinement of the Company’s estimate for its claim liability on its health insurance products, which adjustment resulted from a refinement of the estimate of the unpaid claim liability for the most recent incurral months ($20.9 million, included in the table above as part of the development in the most recent incurral months) and an update of the completion factors used in the developmental method of estimating the unpaid claim liability to reflect more current claims administration practices ($12.3 million, included in the table above as part of the development in the completion factors). The favorable claims liability development experience at the SEA Division in 2005 also reflected the effects of a favorable adjustment in the amount of $7.6 million recorded in the first quarter of 2005 attributable to a refinement of an estimate for the Company’s claim liability established with respect to the ACE (accumulated covered expense) rider that provides for catastrophic coverage on the SEA Division’s scheduled health insurance products. Excluding the impact of the refinements discussed above, the remaining favorable experience in 2005 in the claims liability was $80.5 million, or 16.3% of total claim liabilities established for the SEA Division at December 31, 2004. Most of the remaining redundancy ($51.8 million in addition to the refinement described above) is attributable to experience in the five most recent incurral months developing more favorably than anticipated (as discussed above) and unanticipated improvements on certain closed blocks that appeared to have been deteriorating based on experience available at the end of 2004. The Company experienced an additional redundancy in the completion factors of $8.8 million (in addition to the redundancy from the refinement previously described in the third quarter of 2005) as the result of claims developing in amounts less than anticipated by the completion factors used at December 31, 2004. The Company also experienced favorable development of $8.5 million in its reserve for large claims as a result of lower frequency and severity of large claims than anticipated. In addition, the Company experienced favorable development of approximately $7.0 million associated with its reserves for regulatory and legal matters due to settlements of certain matters on terms more favorable than originally anticipated.
     The total favorable claims liability development experience for 2004 in the amount of $91.7 million represented 20.2% of total claim liabilities established for the SEA Division at December 31, 2003. The favorable claims liability development experience at the SEA Division in 2004 reflected the effect of $47.8 million in claim liabilities established during 2003 in response to a rapid pay down during 2003 of an excess pending claims inventory. In particular,

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

during 2003 the Company observed a change in the distribution of paid claims by incurred date; more paid claims were assigned to recent incurred dates than had been the case on paid claims in prior years. Assignment of paid claims with more recent incurred dates typically results in an understatement of the claim development liability, resulting in the need for augmented claim liabilities. The Company believes that the deviation from historical experience in incurred date assignment was a natural consequence of the effort required to reduce a claims backlog, which the Company was experiencing at the SEA Division during the course of 2003. However, as the actual claims experience developed in 2004, these augmented claim liabilities in the amount of $47.8 million proved to be redundant. These claim liabilities were released during 2004 and, as a result, did not influence the level of claim liabilities redundancies in 2005 and will not influence the level of claim liabilities redundancies in future periods. Excluding the impact of the augmented claim liabilities established at December 31, 2003 in response to the rapid pay down during 2003 of an excess pending claims inventory, the favorable experience in 2004 in the claims liability was $43.9 million, or 9.6% of total claim liabilities established for the SEA Division at December 31, 2003. Of the remaining redundancy, $42.9 million was attributable to experience in the five most recent incurral months developing more favorably than anticipated as a result of unanticipated improvements in the experience on products that had been showing indications of deterioration in response to a reduction in the level of rate increases. The Company experienced an additional favorable development in the completion factors of $7.7 million as a result of lower than expected claim payments. The Company also experienced favorable development of $5.4 million in its reserve for large claims as a result of lower frequency and severity of large claims than anticipated. In addition, the Company experienced unfavorable development of nearly $18.9 million associated with its reserves for regulatory and legal matters as the result of certain claim litigation and the establishment of additional reserves in response to claim payment issues raised in a market conduct examination.
     The total favorable claims liability development experience for 2003 in the amount of $54.0 million represented 14.9% of total claim liabilities established for the SEA Division at December 31, 2002. The favorable experience in the SEA Division for 2003 included the effect of the $17.7 million decrease in claims liability due to the refinements made effective January 1, 2003 to the claims liability calculation ($12.3 million) and changes in estimate ($5.4 million). See the discussion above under the caption “2003 Change in Claims and Future Benefit Liability Estimates”. Excluding the impact of these refinements and changes in estimate, the favorable experience in 2003 in the claims liability was $36.3 million, or 10.0% of the total claim liabilities established for the SEA Division at December 31, 2002. Of the remaining redundancy, $31.8 million is attributable to experience in the five most recent incurral months developing more favorably than anticipated as a result of unanticipated improvements in the experience on products that had been showing indications of deterioration based on the data available at December 31, 2002. The Company experienced favorable development in the completion factors of $2.1 million as a result of claim payments slightly lower than expected. The Company also experienced favorable development of $6.4 million in its reserve for large claims as a result of lower frequency and severity of large claims than anticipated. In addition, the Company experienced favorable development of $1.1 million associated with its reserves for regulatory and legal matters attributable to settling certain cases more favorably than anticipated.
     Over time, the developmental method replaces anticipated experience with actual experience, resulting in an ongoing re-estimation of the claims liability. Since the greatest degree of estimation is used for more recent periods, the most recent prior year is subject to the greatest

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

change. Recent actual experience has produced lower levels of claims payment experience than originally expected.
     In response to the redundancies exhibited above, the Company elected in the third quarter of 2005 for the SEA Division to modify the assumptions used in the most recent incurral months to rely less on loss ratios assumed in the establishment of premium rates and more on historical experience, reducing the claim liability estimate in the most recent incurral months by $20.9 million. In addition, in response to observed changes in the pattern of claim payments, the Company elected in the third quarter of 2005 to update the completion factors used in the developmental method to estimate the claim liabilities at the SEA Division in a manner designed to produce new completion factors that were anticipated to be equally likely to be redundant as deficient. As a result of the new completion factors, the claims liability estimate was reduced by $12.3 million. In total these two adjustments represented a reduction of $33.3 million, as disclosed initially in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
ii.	Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the claims liabilities given the historical changes, current trends observed and/or other factors explained in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.
     Actions taken through December 31, 2005 are described above in the last paragraph of the response to question 1(c)i. As a result of these actions, the favorable development in the estimate of the claim liability for the SEA Division in the most recent incurral months at December 31, 2005 is estimated to be $35.9 million as of June 30, 2006 (versus $72.7 million of favorable development in the December 31, 2004 estimate), which estimate is not currently expected to change significantly during the remainder of 2006. To further address the level of redundancies that have been experienced in recent years, in the second quarter of 2006 the Company initiated additional analyses of its claim liability estimation process. As part of these analyses, the Company determined that sufficient provision for large claims could be made within its normal reserve process, eliminating the need for the separate large claim reserve which has proven redundant in each of the last three years. The impact of this refinement is a reduction in the claim liability of $10.8 million and will be reflected in the Company’s consolidated financial statements included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. Upon completion of these analyses of the Company’s claim liability estimation process, further refinements could result in the second half of 2006.
d.	Rather than a discussion of hypothetical 1% differences in the loss ratio to show investors the potential variability in the most recent estimate of your claims liabilities, please quantify and present, preferably in a tabular format, the effect that reasonably likely changes in the key assumptions identified may have on results of operations, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
     As described above, the Company estimates its claim liabilities using the developmental method, which involves the use of completion factors for most incurral months, supplemented with additional estimation techniques such as loss ratio estimates in the most recent incurral months. These completion factors are generally as likely to be redundant as they are deficient. The greatest degree of uncertainty

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

surrounds the estimates used for the most recent incurral months, therefore the loss ratio assumptions determined by the Company’s actuaries are the first key assumption in the estimation of the claim liabilities. These loss ratios are influenced by a number of factors as described above in the response to question 1(b), including but not limited to considerations regarding medical trend and rate increases.
     Another key assumption is the completion factors themselves, which are dependent upon current and recent historical claim submission and claim adjudication practices at the time the completion factors are developed.
     In future filings, the Company will include revised disclosure regarding potential variability in the Company’s estimate of the claim liabilities. Such disclosure will be substantially similar to the paragraph set forth below:
     The completion factors and loss ratio estimates in the most recent incurred months are the most significant factors affecting the estimate of the claim liability. The Company believes that the greatest potential for variability from estimated results is likely to occur at its SEA Division. The following table illustrates the sensitivity of these factors and the estimated impact to the December 31, 2005 unpaid claim liability for the SEA Division. The scenarios selected are reasonable based on the Company’s past experience, however future results may differ.

Completion Factor (a)		Loss Ratio Estimate (b)
	Increase (Decrease)		Increase (Decrease)
Increase (Decrease)	in Estimated Claim	Increase (Decrease)	in Estimated Claim
in Factor	Liability	in Ratio	Liability
	(In thousands)		(In thousands)
0.015	$(27,223)	6	$34,697
0.010	(18,491)	3	17,348
0.005	(9,297)	(3)	(17,348)
(0.005)	9,402	(6)	(34,697)
(0.010)	18,910	(9)	(52,045)
(0.015)	28,526	(12)	(69,393)

(a)	Impact due to change in completion factors for incurred months prior to the most recent five months.

(b)	Impact due to change in estimated loss ratio for the most recent five months.
Financial Statements and Supplementary Data, page F-1
Notes to Consolidated Financial Statements, page F-8
Note A — Significant Accounting Principles, page F-8
2.	While you disclose what revenues for universal-life type and annuity contracts consist of, please provide us, in disclosure-type format when and how you recognize these premiums as revenue.
     In future filings, the Company will include revised disclosure regarding the Company’s recognition of premium revenues and costs. Such disclosure will be substantially similar to the paragraphs set forth below (Note: the revised portion is in bold):

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

Recognition of Premium Revenues and Costs
     Premiums on traditional life insurance are recognized as revenue when due. Benefits and expenses are matched with premiums so as to result in recognition of income over the term of the contract. This matching is accomplished by means of the provision for future policyholder benefits and expenses and the deferral and amortization of acquisition costs.
     Premiums and annuity considerations collected on universal life-type and annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Revenues from universal life-type and annuity contracts are amounts assessed to the policyholder for the cost of insurance (mortality charges), policy administration charges and surrender charges and are recognized as revenue when assessed based upon one-year service periods. Amounts assessed for services to be provided in future periods are reported as unearned revenue and are recognized as revenue over the benefit period. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances and interest credited to contract balances.
Note F — Policy Liabilities, page F-25
Claims Liability Development Experience, page F-30
3.	Please tell us why it is appropriate to have an estimation practice that has an intent to establish liabilities that are more likely to be redundant than deficient. In so doing, please explain how that is consistent with basing the liabilities on the estimated ultimate cost of settling the claims, as required by paragraph 18 of SFAS 60. In light of this, it is unclear why there should not instead be a desire to establish liabilities with an equal likelihood of being redundant as being deficient.
     The Company attempts to estimate a prudent level of reserves that is expected to be adequate to cover the ultimate cost of settling claims. In order to produce a more accurate reserve estimate, the SEA Division produces separate claim liability estimates for many distinct products. Typically the estimates for the most recent incurral months are based on an expected loss ratio. To the extent that the paid claims for the most recent incurral months or recent experience indicates the experience will exceed this expected level, an upward adjustment is made as appropriate. The reserve produced by this process is therefore expected to be adequate rather than deficient. If there was no evidence that any product was exceeding the expected loss ratio then there would be no adjustments upward and there would be no increased likelihood of redundancy. Therefore, the tendency of these techniques is to provide estimates that are more likely to be redundant than deficient, but still provide for reasonable estimates that comply with paragraph 18 of SFAS 60. As discussed in the response to question 1(c)i, while recent experience on certain products had been below this expected loss ratio, this process was nonetheless expected to produce an appropriate estimate of the claim liability as there appeared to be evidence that loss ratios on these products had begun to return to these expected loss ratio levels, though hindsight has shown the loss ratios did not increase as quickly as was anticipated.
     One of the major contributors to the redundancy is the estimation of the ultimate liability for the most recent incurral months where there is a greater degree of uncertainty. The Company continues to monitor these redundancies and has reacted to this monitoring as more credible experience becomes available. Beginning in the third quarter of 2005, the Company revised its claim liability estimation

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
August 7, 2006

process in the most recent incurral months to allow for downward adjustments in the loss ratio estimate for products where there was credible evidence that experience may run better than expected. As discussed in the response to question 1(c)ii, in the second quarter of 2006 the Company initiated additional analyses of its claim liability estimation process as it relates to the level of redundancies that have been experienced in recent years. Upon completion of these analyses of the Company’s claim liability estimation process, further refinements could result in the second half of 2006.
     In future filings, the Company will include revised disclosure regarding the Company’s claim liability estimates. Such disclosure will be substantially similar to the paragraphs set forth below:
     The Company’s claim liabilities are estimated using the developmental method, which involves the use of completion factors for most incurral months, supplemented with additional estimation techniques, such as loss ratio estimates, in the most recent incurral months. This method applies completion factors to claim payments in order to estimate the ultimate amount of the claim. These completion factors are derived from historical experience and are dependent on the incurred dates of the claim payments. The completion factors are selected so that they are equally likely to be redundant as deficient.
     In estimating the ultimate level of claims for the most recent incurral months, the Company uses what it believes are prudent estimates that reflect the uncertainty involved in these incurral months. Prior to the third quarter of 2005, the Company’s initial estimate of the claim liability was based on the level of claims assumed in the establishment of premium rates, since this represents the experience the Company expects to achieve on its products. For each product, if there was evidence that this estimate was likely to prove inadequate, such as recent prior experience or unusually high paid claims in the most recent incurral months, then appropriate adjustments were made to the assumptions used in the calculation of the claim liability estimate. The tendency of these techniques is to provide estimates that are more likely to be redundant than deficient, but still provide for reasonable estimates of the ultimate cost of settling the claims. Beginning in the third quarter of 2005, the Company revised its claim liability estimation process in the most recent incurral months to allow for reasonable downward adjustments in the loss ratio estimate for products where there was credible evidence that experience may run better than expected.
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We appreciate your help in this matter. If you have any questions concerning the filing or our responses to the Staff Comment Letter, please do not hesitate to contact the undersigned at (817) 255-3331.
Very truly yours,

/s/ Mark D. Hauptman
Mark D. Hauptman Vice President and Chief Financial Officer

Cc:	Mr. William J. Gedwed